                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   CLARE, INC.
                                   -----------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                    18002R100
                                    ---------
                                 (CUSIP Number)

                               ARNOLD P. AGBAYANI
                         SENIOR VICE PRESIDENT, FINANCE
                           AND CHIEF FINANCIAL OFFICER
                                IXYS CORPORATION
                               3540 BASSETT STREET
                       SANTA CLARA, CALIFORNIA 95054-2704
                                 (408) 982-0700
                                 --------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 APRIL 22, 2002
                                 --------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 18002R100                                                 PAGE 2 OF 11

1     NAME OF REPORTING PERSON

      IXYS Corporation

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      77-0140882-5

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) [ ]   (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS

      00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Delaware

NUMBER OF       7    SOLE VOTING POWER
SHARES               0
BENEFICIALLY    8    SHARED VOTING POWER
OWNED BY             530,679(1)
EACH            9    SOLE DISPOSITIVE POWER
PERSON               0
                10   SHARED DISPOSITIVE POWER
                     0

      (1) Includes 152,679 shares of Clare, Inc. Common Stock that are subject to Voting Agreements entered into by IXYS and certain stockholders of Clare (discussed in Items 3 and 4 below) and options to purchase an aggregate of 378,000 shares of Clare Common Stock held by such stockholders of Clare, which options are exercisable by the appropriate Clare stockholder within 60 days of April 22, 2002 and are subject to the Voting Agreements. IXYS expressly disclaims beneficial ownership of any of the shares of Clare Common Stock covered by the Voting Agreements. Based on the 10,277,671 shares of Clare Common Stock outstanding as of April 22, 2002 (based on 9,899,671 shares of Clare Common Stock outstanding as of April 22, 2002 as represented by Clare in the Agreement and Plan of Merger and Reorganization dated as of April 22, 2002 and incorporated by reference as Exhibit 2.1 to this Schedule 13D and options to purchase an aggregate of 378,000 shares of Clare Common Stock, which options are exercisable at the discretion of the appropriate Clare stockholder within 60 days of April 22, 2002 and are subject to the Voting Agreements), the number of shares of Clare Common Stock indicated represents approximately 5.2% of the outstanding Clare Common Stock.

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      530,679

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

CUSIP NO. 18002R100                                                 PAGE 3 OF 11

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Approximately 5.2% (based on 9,899,671 shares of Clare Common Stock outstanding as of April 22, 2002 as represented by the Issuer in the Agreement and Plan of Merger and Reorganization dated as of April 22, 2002 and incorporated by reference as Exhibit 2.1 to this Schedule 13D and options to purchase an aggregate of 378,000 shares of Clare Common Stock, which options are exercisable at the discretion of the appropriate Clare stockholder within 60 days of April 22, 2002 and are subject to the Voting Agreements).

14    TYPE OF REPORTING PERSON

      CO

      Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by IXYS Corporation that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP NO. 18002R100                                                 PAGE 4 OF 11

ITEM 1. SECURITY AND ISSUER

      This statement on Schedule 13D relates to 152,679 shares of common stock, $0.01 par value per share ("Clare Common Stock"), of Clare, Inc., a Massachusetts corporation ("Clare"), and options to purchase an aggregate of 378,000 shares of Clare Common Stock. The principal executive offices of Clare are located at 78 Cherry Hill Drive, Beverly, Massachusetts, 01915.

ITEM 2. IDENTITY AND BACKGROUND

      (a) The name of the person filing this statement is IXYS Corporation, a Delaware corporation ("IXYS").

      (b) The address of the principal office and principal business of IXYS is 3540 Bassett Street, Santa Clara, California, 95054-2704.

      (c) IXYS' principal business is the design, development, manufacture and marketing of high power, high performance power semiconductors. Set forth in Schedule I to this Schedule 13D is the name and present principal occupation or employment of each of IXYS' executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted.

      (d) During the past five years, neither IXYS nor, to IXYS' knowledge, any person named in Schedule I to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the past five years, neither IXYS nor, to IXYS' knowledge, any person named in Schedule I to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

      (f) With the exceptions of Mr. Andreas Hoffman, who is a citizen of Germany, Mr. Peter Ingram, who is a citizen of the United Kingdom and Mr.
      S. Joon Lee, who is a citizen of South Korea, all of the directors and executive officers of IXYS named in Schedule I to this Schedule 13D are citizens of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      This statement relates to certain voting agreements between IXYS and certain stockholders of Clare (the "Voting Agreements") whereby such stockholders have agreed to vote their shares of Clare Common Stock (a) in favor of the approval of the merger agreement and the merger and each of the other actions contemplated by the merger agreement and any action in furtherance of any of the foregoing; (b) against any action or agreement that would result in a breach of any of Clare's representations, warranties, covenants or obligations under the merger agreement; (c) against (1) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving Clare or any subsidiary of Clare, (2) any sale, lease or transfer of a material amount of assets of Clare or any subsidiary of Clare, (3) any reorganization, recapitalization, dissolution or liquidation of Clare or any subsidiary of Clare, (4) any change in a majority of the board of directors of Clare,
      (5) any amendment to Clare's articles of organization or by-laws, (6) any material change in the capitalization of Clare or Clare's corporate structure, (7) any other action that is intended to, or that could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the merger or any of the transactions contemplated in the merger agreement; and (d) in the event certain "identified terminations" of the Merger Agreement occur prior to the termination of the Voting Agreement, against any proposal from a third party related to certain acquisitions of Clare or any of its subsidiaries or any related transaction or agreement or any action that is intended or could reasonably be expected to facilitate the consummation of certain transactions resulting in the acquisition of Clare or any of its subsidiaries by a third party, and to irrevocable proxies ("Proxies") whereby such stockholders have irrevocably appointed IXYS and certain directors of IXYS as such stockholder's lawful attorneys and proxies with respect to the matters described above. No funds were used

CUSIP NO. 18002R100                                                 PAGE 5 OF 11

      and no funds are to be used by IXYS in entering into the Voting Agreements and in acquiring the Proxies thereunder. The Voting Agreements and Proxies were acquired by IXYS as part of the package of agreements described in
      Item 4 below.

ITEM 4. PURPOSE OF TRANSACTION

      (a) - (b) Pursuant to an Agreement and Plan of Merger and Reorganization dated as of April 22, 2002 (the "Merger Agreement") among IXYS, Clare and Teacup Acquisition Corp., a wholly-owned subsidiary of IXYS (the "Merger Sub"), and subject to conditions as set forth therein, Merger Sub will be merged with and into Clare, the separate corporate existence of Merger Sub will cease, Clare will continue as the "Surviving Corporation" and the stockholders of Clare will receive shares of IXYS Common Stock (the "Merger") in exchange for their shares of Clare Common Stock. The Merger is subject to the approval of the Merger Agreement and the Merger by the stockholders of Clare, the approval by IXYS' stockholders of the issuance of IXYS Common Stock in the Merger and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement. The foregoing summary of the Merger is qualified in its entirety by reference to the Merger Agreement incorporated by reference as Exhibit 2.1 to this Schedule 13D and incorporated herein in its entirety by reference.

      As an inducement to IXYS' willingness to enter into the Merger Agreement, those stockholders of Clare listed on Schedule II attached hereto (the "Stockholders") entered into Voting Agreements and Proxies dated as of April 22, 2002 with IXYS. The Voting Agreements contractually bind the Stockholders to vote each of the shares of Clare capital stock beneficially owned by such Stockholders (the "Shares") (a) in favor of the approval of the merger agreement and the merger and each of the other actions contemplated by the merger agreement and any action in furtherance of any of the foregoing; (b) against any action or agreement that would result in a breach of any of Clare's representations, warranties, covenants or obligations under the merger agreement; (c) against (1) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving Clare or any subsidiary of Clare, (2) any sale, lease or transfer of a material amount of assets of Clare or any subsidiary of Clare, (3) any reorganization, recapitalization, dissolution or liquidation of Clare or any subsidiary of Clare, (4) any change in a majority of the board of directors of Clare, (5) any amendment to Clare's articles of organization or by-laws, (6) any material change in the capitalization of Clare or Clare's corporate structure, (7) any other action that is intended to, or that could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the merger or any of the transactions contemplated in the merger agreement; and (d) in the event certain "identified terminations" of the Merger Agreement occur prior to the termination of the Voting Agreement, against any proposal from a third party related to certain acquisitions of Clare or any of its subsidiaries or any related transaction or agreement or any action that is intended or could reasonably be expected to facilitate the consummation of certain transactions resulting in the acquisition of Clare or any of its subsidiaries by a third party, and to irrevocable proxies ("Proxies") whereby such stockholders have irrevocably appointed IXYS and certain directors of IXYS as such stockholder's lawful attorneys and proxies with respect to the matters described above.

      The Stockholders may vote the Shares on all other matters submitted to the stockholders of Clare for their approval. The voting obligations under the Voting Agreements terminate upon the earlier to occur of the completion of the Merger or the date the Merger Agreement is validly terminated; however, if certain identified terminations occur, then the voting obligations will terminate 180 days after the termination of the Merger Agreement.

      In addition, each Voting Agreement prohibits the Stockholder who signed that Voting Agreement from transferring any of the Shares or any voting rights with respect to any of the Shares, or any option to purchase shares of Clare common stock, owned by that Stockholder before the termination of the voting agreement, except to certain persons under certain conditions, and in particular, prohibits any such transfer unless each person to whom any shares or options are transferred agrees to be bound by all of the terms and provisions of the voting agreement.

      (c) Not applicable.

CUSIP NO. 18002R100                                                 PAGE 6 OF 11

      (d) Upon the consummation of the Merger, the directors of Merger Sub immediately prior to the effective time of the Merger will become the directors of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified. Upon consummation of the Merger, officers of Merger Sub immediately prior to the effective time of the Merger will become the initial officers of the Surviving Corporation, until their respective successors are duly appointed. IXYS will appoint each of the directors and officers of the Surviving Corporation.

      (e) Upon consummation of the Merger, the number of outstanding shares of Clare Common Stock will be adjusted as contemplated by the Merger Agreement. The Merger Agreements contains certain provisions limiting the ability of Clare to issue dividends or make distributions with respect to shares of its capital stock.

      (f) Upon consummation of the Merger, Clare will become a wholly-owned subsidiary of IXYS.

      (g) The Merger Agreement contains provisions that limit the ability of Clare to engage in a transaction that would entail a change of control of Clare during the pendency of the Merger Agreement. Upon consummation of the Merger, the Articles of Organization of Clare will be amended and restated in their entirety to be identical to the Articles of Organization of Merger Sub, as in effect immediately prior to the effective time of the Merger (except that the name of Clare will remain Clare, Inc.). Upon consummation of the Merger, the By-Laws of Merger Sub, as in effect immediately prior to the Merger, will be, at the effective time of the Merger, the By-Laws of Clare.

      (h) - (i) Upon consummation of the Merger, the Clare Common Stock will be deregistered under the Securities Exchange Act of 1934, as amended, and delisted from the Nasdaq National Market.

      (j) Other than as described above, IXYS currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although IXYS reserves the right to develop such plans).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a) - (b) As a result of the Voting Agreements and the Proxies, IXYS has shared power to vote an aggregate of 530,679 shares of Clare Common Stock (based on 152,679 shares of Clare Common Stock that are subject to Voting Agreements and options to purchase an aggregate of 378,000 shares of Clare Common Stock held by the Stockholders, which options are exercisable by the appropriate Stockholder within 60 days of April 22, 2002 and are subject to the Voting Agreements) for the limited purpose of voting (a) in favor of the approval of the Merger Agreement and the Merger and each of the other actions contemplated by the Merger Agreement and any action in furtherance of any of the foregoing; (b) against any action or agreement that would result in a breach of any of Clare's representations, warranties, covenants or obligations under the Merger Agreement; and (c) against (1) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving Clare or any subsidiary of Clare, (2) any sale, lease or transfer of a material amount of assets of Clare or any subsidiary of Clare, (3) any reorganization, recapitalization, dissolution or liquidation of Clare or any subsidiary of Clare, (4) any change in a majority of the board of directors of Clare,
      (5) any amendment to Clare's articles of organization or by-laws, (6) any material change in the capitalization of Clare or Clare's corporate structure, (7) any other action that is intended to, or that could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the transactions contemplated in the Merger Agreement. Moreover, in the event certain "identified terminations" of the Merger Agreement occur prior to the termination of the Voting Agreements, IXYS has shared power to vote an aggregate of 530,679 shares of Clare Common Stock (based on 152,679 shares of Clare Common Stock that are subject to Voting Agreements and options to purchase an aggregate of 378,000 shares of Clare Common Stock held by the Stockholders, which options are exercisable by the appropriate Stockholder within 60 days of April 22, 2002 and are subject to the Voting Agreements) for the limited purpose of voting against any proposal from a third party related to certain acquisitions of Clare or any of its subsidiaries or any related transaction or agreement or any action that is intended or could reasonably be expected to facilitate the consummation of certain transactions resulting in the acquisition of Clare or any of its subsidiaries by a third party. The stockholders of Clare who are parties to the Voting Agreements and Proxies retained the right to vote their shares of Clare Common Stock on all matters other than those

CUSIP NO. 18002R100                                                 PAGE 7 OF 11

      identified in the Voting Agreements. The shares and options covered by the Voting Agreements constitute approximately 5.2% of the issued and outstanding shares of Clare Common Stock as of April 22, 2002.

      To IXYS' knowledge, no shares of Clare Common Stock are beneficially owned by any of the persons named in Schedule I to this Schedule 13D, except for such beneficial ownership, if any, arising solely from the Voting Agreements and Proxies and except for 6,000 shares of Clare Common Stock owned by Nathan Zommer.

      Set forth in Schedule II to this Schedule 13D is the name of each Clare executive officer or director who executed a Voting Agreement and Irrevocable Proxy and the number of shares beneficially owned by each such person.

      During the past five years, to IXYS's knowledge, no person named in
      Schedule II to this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, to IXYS's knowledge, no person named in Schedule II to this Schedule 13D was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws. To IXYS' knowledge, all of the individuals listed on Schedule II to this 13D are citizens of the United States.

      (c) Neither IXYS, nor to IXYS' knowledge, any person named in Schedule I to this Schedule 13D, has affected any transaction in Clare Common Stock during the past 60 days, except as disclosed herein.

      (d) Not applicable.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in Item 4 above, to IXYS' knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Clare, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.    DESCRIPTION
-----------    -----------
   2.1         Agreement and Plan of Merger and Reorganization, dated as of
               April 22, 2002, by and among IXYS Corporation, Teacup Acquisition
               Corp. and Clare, Inc. (Incorporated by reference to Exhibit 2.1 of the Form 8-K filed by IXYS on April 25, 2002.)

   2.2         Form of Clare Voting Agreement and Irrevocable Proxy, dated as of
               April 22, 2002, in substantially the form entered into between IXYS Corporation and each of the persons listed on Schedule II to this Schedule 13D.

CUSIP NO. 18002R100                                                 PAGE 8 OF 11

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        IXYS CORPORATION

Dated:  May 2, 2002                     By: /s/ Arnold P. Agbayani
                                            ------------------------------------
                                            Arnold P. Agbayani
                                            Senior Vice President, Finance
                                            and Chief Financial Officer

CUSIP NO. 18002R100                                                 PAGE 9 OF 11

                                   SCHEDULE I

                EXECUTIVE OFFICERS AND EMPLOYEE DIRECTORS OF IXYS


NAME                          PRINCIPAL OCCUPATION OR EMPLOYMENT
----                          ----------------------------------
Nathan Zommer                 Chairman of the Board, President and Chief
                              Executive Officer and Director

Arnold P. Agbayani            Senior Vice President, Finance and Administration,
                              Chief Financial Officer, Secretary and Director

Peter H. Ingram               Vice President of European Operations

Kevin McDonough               Vice President of U.S. Operations

All individuals named in the above table are employed by IXYS Corporation. The address of IXYS' principal executive office is 3540 Bassett Street, Santa Clara, California, 95054-2704.

                             SCHEDULE I (CONTINUED)
                         NON-EMPLOYEE DIRECTORS OF IXYS

                     PRINCIPAL OCCUPATION          NAME AND ADDRESS OF ORGANIZATION IN
      NAME               OR EMPLOYMENT                        WHICH EMPLOYED
---------------------------------------------------------------------------------------------
Donald L. Feucht      Retired                    C/o IXYS Corporation
                                                 3540 Bassett Street
                                                 Santa Clara, California  95054-2704

Andreas Hartmann      Assistant General          Asea Brown Boveri Atkiengesellschaft ("ABB")
                      Counsel and Vice           Gottlieb-Daimler-Strasse 8
                      President of ABB           68165 Mannheim, Germany

Samuel Kory           Retired                    C/o IXYS Corporation
                                                 3540 Bassett Street
                                                 Santa Clara, California  95054-2704

S. Joon Lee           President of Omni          1190 South Bascom Ave.
                      Electronics                Suite 105
                                                 San Jose, California 95128

CUSIP NO. 18002R100                                                PAGE 10 OF 11

                                   SCHEDULE II

                                   NUMBER OF SHARES OF             PERCENTAGE OF OUTSTANDING
   VOTING AGREEMENT                CLARE COMMON STOCK            SHARES OF CLARE COMMON STOCK
     STOCKHOLDER                   BENEFICIALLY OWNED*              AS OF APRIL 22, 2002
---------------------------------------------------------------------------------------------
Winston R. Hindle                        102,126                             1.0%
Andrew E. Lietz                          136,925                             1.4%
James K. Sims                             81,126                             0.8%
John G. Turner                           122,502                             1.2%
Larry Mihalchik                           50,000                             0.5%
Harry Andersen                            38,000                             0.4%
            TOTAL                        530,679                             5.2%

* Includes options to purchase an aggregate of 378,000 shares of Clare Common Stock, which options are exercisable within 60 days of April 22, 2002.

CUSIP NO. 18002R100                                                PAGE 11 OF 11

                                  EXHIBIT INDEX

EXHIBIT NO.    DESCRIPTION
-----------    -----------
    2.1        Agreement and Plan of Merger and Reorganization, dated as of
               April 22, 2002, by and among IXYS Corporation, Teacup Acquisition
               Corp. and Clare, Inc. (Incorporated by reference to Exhibit 2.1 of the Form 8-K filed by IXYS on April 25, 2002.)

    2.2        Form of Clare Voting Agreement and Irrevocable Proxy, dated as of
               April 22, 2002, in substantially the form entered into between IXYS Corporation and each of the persons listed on Schedule II to this Schedule 13D.